PRESS RELEASE
CZN-TSX CZICF-OTCBB	July 12, 2007

SURFACE EXPLORATION DRILLING PROGRAM COMMENCES AT PRAIRIE CREEK

Vancouver - July 12, 2007 -- Canadian Zinc Corporation (“TSX-CZN”) is pleased to report the commencement of a surface helicopter supported exploration drilling program, outside the immediate mine area, at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories.

Surface Exploration Drill Program

A multi-million dollar helicopter portable diamond drill hole program, designed to further explore the more remote mineralized Zones 7-13 and the Gate Claims which have seen the least amount of exploration to date, is set to commence. The exploration program is expected to last over two months and the first drill pad location has been selected on the Gate Claims.

Mr. Alan Taylor, COO and VP Exploration states “This is the first ever helicopter supported drill program at Prairie Creek. The heli-portable drill rig will enable the Company to explore some of the more remote sites of mineralization that have been known for years but have remained relatively unexplored. The drill targets range from pure grassroots exploration of geochemical anomalies on the Gate Claims, where no previous drill holes exist , to further evaluating historic trenches located in numerous mineral showings which extend along strike up to 10 kilometers from the mine area. This summer exploration program will provide an excellent opportunity to locate additional potential mineral resources.”

Titan Drilling Ltd. from Yellowknife have been contracted to carry out this two month multiple hole 3000 meter drill program which will involve a Boyles helicopter portable drill that can be readily moved around the large area of the property. Great Slave Helicopters in partnership with N’ah Adehe Helicopters of Nahanni Butte will provide the helicopter support. Mobilization of materials has already commenced and actual drilling is slated to commence later this week.

Mineral Zones and Showings

On the Prairie Creek property external mineral showings along strike of the mine are located in similar type geology and structural zones to that of the Main Zone. These mineral showings are defined by previous surface trenches, minor drilling and underground tunneling, many of which returned significant zinc, lead, silver and copper values. The showings are referred to as Zones, each separated by approximately a kilometer, which extend both south to Zone 13 and north to the Rico showing over a total strike length in excess of 16 kilometers.

In 2006 a limited drill program was conducted in Zone 8, about 5 kilometers south of the mine site, and produced encouraging results (refer to November 2, 2006 press release) such as hole PC06-167 which reported 2.7 meters of core grading 18.36% lead, 14.88% zinc and 297 gpt silver. Last years drilling was carried out using the company’s Longyear skid mounted drills which proved somewhat difficult to place in steep topography, due to the size of the drill rigs. The helicopter portable rig should prove to be much more adaptable to local terrain conditions.

The Gate Claims, located 5 kilometers to the northwest of the minesite, are underlain by a separate but adjacent fault block to that of the Main Zone but still contain the same geological formations which host the base metal mineralization at the Prairie Creek mine site. Past grassroots exploration programs, conducted by Canadian Zinc in 1999 included soil sampling and prospecting, delineated large soil geochemical anomalies of zinc and also discovered a surface vein type showing with significant zinc, lead and silver values.. The Company plans to further test the mineral anomalies by diamond drilling the first holes ever on the Gate claims blocks which cover over 5,000 hectares of prospective ground.

Background

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. This historic Mineral Resource is presently being updated to a 43-101 compliant resource with the inclusion of the recent underground drilling results.

The Prairie Creek property consists of mining leases, surface leases and mineral claims totaling over 11,000 hectares of ground. In late 2006 the Company staked six additional mineral claim blocks, four to the north of the mine site in an area with known mineral showings and two along strike of and extending the Gate Claims The defined historic mineral resource (Zone 1, 2, 3, or the Main Zone) is located at the existing minesite. The Main Zone has been the focus of the majority of exploration work to date and is defined by surface and underground drilling along a strike length of over 2 kilometers. Apart from this well defined area the property contains numerous other surface mineral showings which have had little exploration evaluation carried out.

Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com